DATE: September14th 2004

TRADING SYMBOL:

TORONTO & OSLO: CRU

FRANKFURT: KNC, OTC-BB-other: CRUGF

NEWS RELEASE

Notification of Trade

LONDON, United Kingdom, DATE: September 14th 2004. Crew Gold Corporation (“Crew”) (TSE & OSE: CRU; Frankfurt: KNC; OTC-BB- other: CRUGF.PK .

On September 13th. 2004, Jan A. Vestrum, President and Chief Executive Officer of Crew Gold Corporation, bought 1.6 million shares in Crew at NOK 6.14 in the fulfilment of a previously announced forward contract; sold 1.6 million shares at NOK 6.45 and bought 1.6 million shares at NOK 6.545 by way of a new forward contract with a maturity date of  December 13th 2004.

Mr. Vestrum’s exposure totals 8.625.000 Crew shares, including common shares, forward contracts and options. .

Jan A. Vestrum

President & CEO

This news release contains certain "Forward-Looking Statements". All statements, other than statements of historical fact, included in this release, and/or statements made by company officers or directors at any given time, as well as Crew’s future plans are such forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements are based on the estimates and opinions of management on the date the statements are made, and Crew does not undertake any obligation to update forward-looking statements should conditions or management's estimates or opinions change.

For more information please contact our UK Head Office (TEL +44 -1932 268755) or by email to enquiries@crewgold.com For more information about Crew, additional contact information or to subscribe to future news releases, please visit our new website www.crewgold.com